IAMGOLD RECEIVES APPROVAL OF EXPLOITATION PERMIT
FOR ITS BOTO GOLD PROJECT IN SENEGAL AND PROVIDES PROJECT UPDATE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 13, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that the Government of the Republic of Senegal has approved the mining permit application for the Boto Gold Project ("Boto" or the "Project") for an initial period of 20 years, principally under the provisions of Senegal's 2003 mining code. The receipt of the mining permit positions the Project for a development decision and eventual production.

Boto is one of IAMGOLD's most advanced growth projects. Based on the results of various development and operating optimizations undertaken since the completion of the Feasibility Study ("FS") for the Project (see news release dated October 22, 2019), Boto is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the Project represents an after-tax Net Present Value (6% discount) of $219 million using a gold price assumption of $1,350 per ounce.

Gord Stothart, President and COO of IAMGOLD, said, "The Boto Gold Project generates impressive returns and margins, and we are very pleased to now be in receipt of the exploitation permit. We thank the Government of Senegal for their ongoing support of this Project. Situated in the highly prospective Boto-Karita-Diakha gold district, the Project is well positioned to benefit from further discoveries. Work is already underway to obtain approvals for the next steps, supporting either a decision to proceed to full construction or further de-risk prior to construction approval."

OPTIMIZATION STUDY HIGHLIGHTS (100% BASIS)

Project Economics and Key Parameters	FS-2018	Optimization study 2019	Optimization study 2019

Gold Price Assumption used in financial analysis	$1,250/oz	$1,250/oz	$1,350/oz
Mining Capacity at peak	33 Mtpa	38 Mtpa	38 Mtpa
Milling Capacity (hard rock equivalent)	2.5 Mtpa	2.7 Mtpa	2.7 Mtpa
Average Annual Gold Production (Years 1-6)	160,000 oz	160,000 oz	160,000 oz
LOM Average Annual Gold Production	140,000 oz	130,000 oz	130,000 oz
LOM Average Recovery Rate	89.4%	89.4%	89.4%
Mine Life	12.8 years	11 years	11 years
LOM Average Total Cash Costs	$714/oz	$760/oz	$778/oz
LOM Average AISC	$753/oz	$824/oz	$842/oz
Average Grade	1.71 g/t Au	1.71 g/t Au	1.71 g/t Au
Average LOM Strip Ratio	5.8:1	7.5:1	7.5:1
Estimated Capital Expenditure
Initial Capital	$254 million	$271 million	$271 million
Sustaining Capital	$66 million	$68 million	$68 million
After-tax NPV (6%)	$261 million	$150 million	$219 million
After-tax IRR	23.0%	17.7%	22.6%
Payback Period	3.4 years	3.8 years	3.2 years

€/US$ exchange rate of 1:1.20; Oil price of $65 per barrel. Note: the Company has the option to lease finance.

A supporting National Instrument 43-101 ("NI 43-101") Technical Report will be filed on SEDAR at www.sedar.com within 45 days of this release.

MINERAL RESOURCES

The Mineral Resource estimate used as the basis for the study is summarized below.

Boto Gold Project Mineral Resources - December 31, 2019
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)	Attributable Contained Ounces (000)
Indicated	40,600	1.56	2,033	1,830
Inferred	8,200	1.78	469	422

Notes:

  CIM (2014) definitions were followed for Mineral Resources.
  Mineral Resources are reported within an optimized constraining shell using MineSight 3D software.
  Mineral Resources are reported inclusive of Mineral Reserves;
  Cut-off grades vary between 0.37 g/t Au and 0.50 g/t Au, depending on the deposit and the weathering type of material;
  Mineral resources were estimated based on a gold price of $1,500 per ounce;
  Capping of grades varied between 2 g/t Au and 25 g/t Au on raw assays by mineralized zone;
  The density varies between 1.65 g/cm3 and 2.75 g/cm3 depending on weathering zone.
  Attributable is a representation of dividends calculated as 90% for IAMGOLD, with 10% to the government of Senegal.

MINERAL RESERVES

The tonnes, grades, and classification of the Mineral Reserves captured within the optimization study mine plan are summarized below.

Boto Gold Project Mineral Reserves - December 31, 2019
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)	Attributable Contained Ounces (000)
Probable	29,040	1.71	1,592	1,432

Waste within Designed Pit	218,300
Total Tonnage within Designed Pit	247,340

Notes:

  CIM (2014) definitions were followed for Mineral Reserves.
  Reserves estimated assuming open pit mining methods.
  Mineral Reserves are estimated using a long-term gold price of $1,200 per ounce.
  Average weighted process recovery of 89.4%.
  Quantity of gold payable is 99%.
  Transportation and refining costs estimated at $3.04 per ounce.
  Royalty and other charges of 4.0% are applied to the gold metal value.
  Processing costs estimated at $10.82, $11.28 and $15.61 per tonne for saprolite, transition and fresh rock material, respectively.
  G&A costs estimated at $4.29 per tonne for saprolite for the Malikoundi deposit and $4.37 per tonne for all other material at the Malikoundi deposit and for the Boto 5 deposit.
  The cut-off grades for the Malikoundi deposit are 0.42 g/t Au for saprolite, 0.43 g/t Au for transition rock and 0.58 g/t Au for hard rock.
  The cut-off grades for the Boto 5 deposit are 0.41 g/t Au for saprolite, 0.43 g/t Au for transition rock and 0.58 g/t Au for hard rock.
  The tonnes and grades are diluted.
  Numbers may not add due to rounding.
  Attributable is a representation of dividends calculated as 90% for IAMGOLD, with 10% to the government of Senegal.

OPTIMIZATION WORK

The FS issued in October 2018 was used to support the application for an exploitation permit, which was received as noted above, in December 2019. During 2019, the project team completed further engineering work to optimize the project. Work included condemnation drilling, plant engineering, water management optimization and additional resource drilling.  The update of the reserve block model ("BM") resulted in a modest reserve decrease compared to the 2018 FS. Based on the revised BM and results of the optimization work, including the mining plan, and review of the forecast capital and operating cost estimates, the economic analysis of the project was updated as outlined above.

The optimization study confirms the preferred development approach to be a conventional truck and shovel open pit mining operation with a mineral processing circuit incorporating primary crushing, grinding, and cyanide leaching, followed by gold recovery using carbon-in-pulp, stripping and electrowinning.

Open pit mining includes approximately 13.7 Mt of waste stripping and 1.2 Mt of ore stockpiling in pre-production mining during a thirteen month pre-production period followed by 11 years of production mining along with stockpile reclaim.  The maximum mining rate is 38 Mt per annum.  The average ore grade is 1.71 g/t Au and the LOM stripping ratio is 7.5:1.

Future Work

The project team is now focusing on long lead items engineering and critical path activities to be in a position to rapidly launch the project in case of either a decision to proceed to full construction or further de-risk and optimize the project prior to construction approval. The exploration team is conducting a delineation drilling program to target the conversion of additional inferred resources to an indicated category, which may be upgraded to reserves, as well as continuing exploration to expand resources in proximity to the resource pits on the exploitation lease as well as regionally.

Qualified Persons

The initial FS and subsequent optimization studies were completed by IAMGOLD and Lycopodium and incorporate the work of IAMGOLD, Lycopodium and Specialist Consultants Qualified Persons (QPs) (as defined under National Instrument 43-101). Lycopodium and Specialist Consultant QPs are independent of IAMGOLD and have reviewed and approved this news release.  IAMGOLD QPs are not independent of IAMGOLD and have reviewed and approved this news release. The areas of responsibility for each QP involved in preparing the FS, upon which the technical report will be based, are:

Lycopodium QPs

  N. Morrison, P. Eng., Metallurgical testing and mineral processing, recovery methods and plant operating costs
  M. Oliazadeh, P.Eng., Summary, project infrastructure and plant capital cost

Specialist Consultants QPs

  T. Ciuculescu, P.Geo. (RPA) Summary, accessibility, geological setting, deposit type, exploration, drilling, sample preparation and analysis and security, data verification, mineral resource estimate
  R. McIsaac P. Eng. (Knight Piésold), Tailings and water

IAMGOLD QPs

  P. Chabot, ing., Summary, mine design, mine capital and operating costs, reserve estimate
  L-B. Denoncourt, ing., Summary, property description, historical setting, permitting, financial analysis and adjacent properties

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources and Mineral Reserves;

(ii) the optimization study representing a potentially viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and metal recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of metals at the Boto Gold Project at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) currency exchange rates;

(vi) metals sales prices and exchange rate assumed;

(vii) appropriate discount rates applied to the cash flows in the economic analysis;

(viii) tax rates and royalty rates applicable to the proposed mining operation;

(ix) the availability of acceptable financing under assumed structure and costs;

(x) anticipated mining losses and dilution;

(xi) metallurgical performance;

(xii) reasonable contingency requirements;

(xiii) success in realizing proposed operations;

(xiv) receipt of permits and other regulatory approvals on acceptable terms; and

(xv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2018 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html). IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred Resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Form 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not Mineral Reserves do not have demonstrated economic viability.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.